FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of December 2013

CGG

Tour Maine Montparnasse—33 Avenue du Maine – BP 191—75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG and Spectrum Announce Large Multi-Client Survey offshore Brazil

Paris, France – December 17, 2013

CGG and Spectrum announced today that they are jointly launching a large, high-end BroadSeisTM 3D multi-client survey program offshore Brazil that will focus on a large proportion of open acreage in the very promising Foz do Amazonas Basin. The two companies are working as equal partners on this project which has received high prefunding from a number of major industry players.

Covering 11,330 km² the Foz do Amazonas survey will be acquired by the Oceanic Endeavour deploying Sercel’s next-generation Sentinel® RD solid streamer and is expected to start in January 2014. The high-end BroadSeis data set will be processed in CGG’s Rio de Janeiro subsurface imaging center.

Jean-Georges Malcor, CEO, CGG, said: “We are launching this joint program with Spectrum as a response to the recent high level of industry interest in the Brazilian equatorial margin. We believe it will capitalize on CGG’s high-end BroadSeis technology and Spectrum’s recent 2D program experience in the Foz do Amazonas Basin to bring unique insight to this high-potential area.”

“The Northern Margins of Brazil have been a core area for our investment campaigns over recent years,” stated Rune Eng, CEO of Spectrum. “This opportunity for us to join forces with CGG in our project development and employ CGG’s top-notch technology in our next phase in this area is a milestone for Spectrum.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs over 9,800 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Communications Contact

Christophe Barnini

Tel: +33 1 64 47 38 11

E-Mail: invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date December 17th, 2013	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Senior EVP